

Permanent Capital Solutions for Investment Managers

999 18th Street, Suite 3000
Denver, Colorado 80202
T: (303) 357-4802
F: (303) 893-2902

535 Madison Avenue, 19th Floor
New York, New York 10022
T: (212) 688-2341
F: (212) 688-2343

www.highburyfinancial.com

Forward-Looking Statement

The following slide show was furnished to the Securities and Exchange Commission (SEC) as part of a Current Report on Form 8-K filed by Highbury Financial Inc. (Highbury) with the SEC on May 2, 2007.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to Highbury's and Aston Asset Management LLC's (Aston) future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Highbury cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Highbury assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in Highbury's SEC filings and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of advised or sponsored investment products; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions or divestitures; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to Highbury; (11) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and Highbury; (12) the ability to attract and retain highly talented professionals; and (13) the impact of changes to tax legislation and, generally, the tax position of Highbury.

Highbury's filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss these factors in more detail and identify additional factors that can affect forward-looking statements.

Overview of Highbury Financial Inc.

- Publicly traded investment management holding company with $5.4 billion of AUM as of March 31, 2007
  - Completed initial public offering January 2006
  - Completed acquisition of ABN AMRO U.S. mutual fund business November 2006 through majority-owned affiliate Aston Asset Management LLC

- Founded by members of Berkshire Capital Securities LLC, The Praedium Group LLC and Caledonia Investments plc
  - Experience in building, managing and acquiring businesses

- Objective is to partner with dynamic, accomplished firms seeking long-term growth
  - Provide permanent capital solutions to owners of investment management firms
  - Diversify by management team, asset class, investment style, client type and distribution channel

- Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administration resources of Aston Asset Management LLC
  - 17 wholesalers, approximately 400 selling agreements
  - Co-branded, sub-advised model

- Access to Berkshire Capital's proprietary deal flow, strategic guidance and extensive network of contacts throughout the U.S. and Europe

- Current capitalization supports transactions of $25 million to $100 million with no additional equity issuance

Key Attributes

- Combined total revenue in 2006 of $42.3 million for Aston

  - Highbury receives priority distribution equal to 18.2% of total revenue

- Q1 2007 Revenue of $11.1 million

- Q1 2007 Adjusted EBITDA of $1.6 million*

- Q1 2007 Cash Net Income of $1.2 million ($0.13 per share, $0.11 per diluted share)*

- Approximately $10.1 million of cash, investments and marketable securities on hand

- 9.5 million shares outstanding (11.4 million shares outstanding-diluted using treasury stock method for Q1 2007)

- Future warrant proceeds of $81 million (15.8 million warrants and UPO outstanding)

- No debt or contingent liabilities

- Transparency through public disclosure documents filed with SEC

- Seeking to close one or more additional transactions in 2007

* For reconciliation of these metrics to GAAP metrics, see pages 30 and 31.

HF I HIGHBURY FINANCIAL INC.

Strong Core Shareholder Group

- 10 employees of Berkshire Capital, the leading merger and acquisition advisor to the investment management industry

- Caledonia Investments plc, a UK investment trust controlled by the Cayzer family with market capitalization of $2.2 billion

- Co-founder of Praedium, a major real estate private equity investment firm

- Anchor investors include premier investment management firms
    - Wellington Management Company LLP
    - Clayton Management Company
    - Potomac Capital Management Inc.
    - Context Capital Management, LLC
    - Pine River Capital Management L.P.
    - Talon Asset Management, LLC
    - Royce & Associates LLC
    - Second Curve Capital LLC
    - Baldwin Brothers, Inc.
    - Barrett Associates (Legg Mason Financial Services Fund)
    - SEI Investments Company (SEI Small Cap Growth Fund)
    - J. & W. Seligman & Co. (Seligman Global Smaller Companies Fund)

Directors and Officers

	Background	Transactions	Experience	Education
R. Bruce Cameron, CFA Chairman	President & Co-Founder, Berkshire	211 transactions $9.5 billion value	24 yrs Berkshire 29 yrs total	Harvard MBA Trinity BA
Richard S. Foote, CFA President, CEO & Director	Managing Director, Berkshire	28 transactions $2.1 billion value	13 yrs Berkshire 22 yrs total	Harvard BA
R. Bradley Forth, CFA EVP & CFO	Vice President, Berkshire	17 transactions $1.3 billion value	6 yrs Berkshire 6 yrs total	Duke BS & BA
Russell L. Appel Director	President & Co-Founder, Praedium	$22 billion total $6 billion Praedium	16 yrs Praedium 22 yrs total	Wharton MBA Wharton BA

Experienced Team & Resources



Quality reputation and transaction track record

Wealth of industry relationships

Value-added proprietary resources

Public vehicle for permanent capital

SUCCESSFUL PARTNERSHIP

Capability and commitment

Focus on sustained growth and stability

Flexible structures

Sponsorship by Berkshire Capital partners and industry leaders

Business Strategy Highlights

- Acquire majority equity positions in investment management firms with significant growth potential

- Partner with superior management teams
    - Corporate divestitures
    - Management buyouts
    - Liquidity to unwind strategic joint ventures
    - Liquidity for departing individual partners
    - Diversification for founders and transition to next generation
    - Exit strategies for private equity funds

- Affiliates to operate independently
    - Highbury not active in day-to-day management
    - Retained ownership interest by affiliate management aligns interests with Highbury's shareholders

- Seek diversified affiliates to provide growth potential with reduced downside risk

Investment Management Firms Provide Attractive Economics to Owners


Upward Market Bias
Increasing Demand
Low Financial Capital Requirements
GROWING MARGINS AND ROI
High Cash Flow
High Intellectual Capital Requirements
High Operating Leverage

Variety of Target Types


Institutional Managers
Mutual Funds
High Net Worth
Real Estate
SUCCESSFUL BUSINESS COMBINATIONS
Turnkey Investment Management
Private Equity
Hedge Funds
Funds of Funds

Robust Deal Flow Within Investment Management Industry

Total Transaction Value ($B)



Number of Transactions



Partnership Criteria



Management integrity, character and ethics

Shared goals, values and alignment of interests

Team and/or successors committed for 7 years or more

Sustainable revenue growth of 10% or more

Operating leverage from fixed cost base

Pre-tax profits of $5 - $40 million

Founder diversification
Partner buyout
MBO

SUCCESSFUL BUSINESS COMBINATION

Compelling Opportunity for Investment Managers

- Structuring flexibility to preserve current value and maximize potential
  - Highbury able to negotiate and execute transaction efficiently to minimize risk
  - No integration (unlike strategic sale)
  - No interference with day-to-day management

- Permanent capital solution
  - No future liquidity event or exit strategy required (unlike private equity sources)
  - Ongoing value creation for management through equity ownership
  - Equity recycling to next generation of management to ensure long-term stability and growth
  - Joint ownership by Highbury and management provides alignment of interests

- Ongoing strategic input from Highbury and Aston
  - Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administrative resources (17 wholesalers, approximately 400 selling agreements)
  - Introductions to new business opportunities
  - Industry insights and professional relationships
  - Employee compensation, incentive, retention and succession structures
  - Marketing, distribution and competitive positioning strategies
  - Valuations

Overview of Revenue Sharing

- Revenues divided into operating allocation and owners' allocation

    - Operating allocation covers all expenses associated with the business; any residual income after expenses is additional compensation to the management team

    - Owners' allocation is distributed pro rata to the equity owners of the business

- Highbury acquires 51% - 80% of the owners' allocation

    - Balance of owners' allocation retained by management

    - Joint ownership provides for alignment of interests

- Preserve integrity and autonomy of affiliate franchise

    - Retain brand

    - Permanent delegation of full operating authority

    - Highbury approval required for limited set of major decisions

    - No integration with legacy investment process or distribution system

    - Contractual protections for all parties in operating agreement

    - Long-term, enforceable restrictive covenants in employment contracts and definitive transaction agreements

Key Drivers of Value

Organic Growth	$\longrightarrow$	YES
Operational Changes	$\longrightarrow$	NO
Financial Leverage		
Affiliates	$\longrightarrow$	NO
Holding Company	$\longrightarrow$	YES (limited)
P/E Expansion	$\longrightarrow$	YES
Diversified Group of Partners	$\longrightarrow$	YES

Strategy Provides Long-Term Value Creation for Shareholders


LONG TERM GROWTH
Range of Strategic Alternatives
Potential Warrant Proceeds
Internal Growth
Serial Acquisitions
Prudent Use of Leverage
Initial Acquisition

Summary

Public Holding Company

- Seeking partnerships with high-quality investment management firms
- $100 million of acquisition capacity from existing equity base
- $200 million of additional acquisition capacity after exercise of warrants

Premier Shareholder Group

- Employees of Berkshire Capital - leading M&A advisor to investment management firms
- Caledonia Investments plc
- Co-founder of Praedium
- Long term fundamental investors

SUCCESSFUL PARTNERSHIP

Unique Capital Source

- Permanent equity capital
- Flexible approach to transaction structuring
- Liquidity with retained equity upside
- Permanent full delegation of operations
- No integration with legacy infrastructure

Compelling Opportunity for Partner

- Flexible structure to maximize value
- Obviates need for future sale process
- Equity incentives for management
- Support and strategic input from Highbury
- Proprietary mutual fund distribution

Aston Funds Supplemental Information

Highlights of Aston Asset Management LLC

- $5.2 billion of mutual fund AUM and $206 million of separate account AUM as of March 31, 2007
  - 16 equity mutual funds and four fixed income mutual funds
  - Two funds opened since closing of acquisition
    - Aston/Optimum Large Cap Opportunity Fund
    - Aston/River Road Small-Mid Cap Fund
  - Multiple additional equity mutual funds in development
    - Global and international equities
    - Global real estate
    - Large-, mid- and small-cap U.S. equities
  - Founded in 1993 and acquired from ABN AMRO

- Diversified, scalable operating platform
  - 17 wholesalers and additional sales support
  - Approximately 400 selling agreements in place
  - Nine high quality sub-advisors; five with limited non-compete provisions
  - Operations, administration and compliance

- Outstanding management team
  - Shared values of integrity, character and ethics
  - Track record of leading successful growth, internally and by acquisition
  - Distribution, management and operating experience complement Highbury management

Broad Array of High Quality Investment Products

- Diversified mix of equity and fixed income mutual funds

- Funds managed by 9 sub-advisors with independent investment styles

- Competitive investment performance across the platform

- 5 funds with Overall Morningstar Ratings of 4 or 5 stars; 6 funds with 3 stars

EQUITY FUNDS			
	Value	Blend	Growth
Large	★★★★ ★★★		★★★★★ ★★★★
Medium	★★★	★★★	
Small		★★★★	

FIXED INCOME FUNDS			
	Short	Intermediate	Long
High	★★★★	★★★ ★★★	
Medium			
Low		★★★	

Source: Morningstar, Inc., as of March 31, 2007

Strong Relationship with Diversified Group of Sub-Advisors

- Open-architecture, sub-advised platform brings strategic relationships and limited non-competes in the current product styles, subject to certain exceptions

    - ABN AMRO Asset Management

    - McDonnell Investment Management, LLC

    - MFS Investment Management

    - Montag & Caldwell (ABN AMRO affiliate)

    - Optimum Investment Advisors

    - River Road Asset Management (ABN AMRO affiliate)

    - TAMRO Capital Partners (ABN AMRO affiliate)

    - Taplin, Canida & Habacht, Inc.

    - Veredus Asset Management (ABN AMRO affiliate)

- Favorable agreements with sub-advisors

    - Competitive fees

    - 5-year no termination by affiliates of ABN AMRO

    - Non-compete provisions with respect to U.S. mutual fund business, subject to certain exceptions

    - Access to funds which may face capacity constraints

Historical Assets Under Management and Net Flows

Equity AUM ($bn)



Fixed Income AUM ($bn)



Equity Net Flows ($bn)



Fixed Income Net Flows ($bn)



Source: Morningstar, Strategic Insight and Aston Asset Management LLC

Diverse Growth Opportunities for Aston

- Internal growth of existing products
  - Market appreciation
  - Attractive long-term performance records
  - Future net asset flows
  - 13 funds with less than $200 million in assets
    - Established investment performance track records
    - Capacity for new assets has potential to drive future growth

- Additional product lines
  - Enhancement of large institutional relationships
  - Money Market Fund Administration Agreement executed September 1, 2006 ($3.2 billion in assets as of March 31, 2007)
  - Expansion of separately managed account platform
  - Incubation and adoption of additional funds with existing and new sub-advisors

- Accretive add-on acquisitions

Diverse Family of Mutual Funds

Fund	Subadvisor	Morningstar Category	Morningstar Rating	Inception	AUM ($m) 3/31/07	% of Total AUM
EQUITY FUNDS						
Aston/Montag & Caldwell Growth	Montag & Caldwell	Large Growth	★★★★	Nov 1994	$ 1,822	34.8%
Aston/Optimum Mid Cap	Optimum Investment Advisors	Mid Cap Blend	★★★	Sep 1994	802	15.3%
Aston/ABN AMRO Growth	ABN AMRO Asset Management	Large Growth	★★	Dec 1993	758	14.5%
Aston Value	MFS Institutional Advisors	Large Value	★★★	Jan 1993	389	7.4%
Aston/TAMRO Small Cap	TAMRO Capital	Small Blend	★★★★	Nov 2000	374	7.1%
Aston River Road Small Cap Value	River Road Asset Management	Small Value	--	Jun 2005	355	6.8%
Aston/Veredus Aggressive Growth	Veredus Asset Management	Small Growth	★	Jun 1998	279	5.3%
Aston/ABN AMRO Real Estate	ABN AMRO Asset Management	Specialty-Real Estate	★★★	Dec 1997	126	2.4%
Aston Balanced	ABN AMRO Asset Management	Moderate Allocation	★★	Sep 1995	41	0.8%
Aston/Veredus Select Growth	Veredus Asset Management	Large Growth	★★★★★	Dec 2001	39	0.7%
Aston/River Road Dynamic Equity	River Road Asset Management	Mid Cap Value	--	Jun 2005	34	0.6%
Aston/Montag & Caldwell Balanced	Montag & Caldwell	Moderate Allocation	★★	Nov 1994	25	0.5%
Aston/TAMRO Large Cap Value	TAMRO Capital	Large Value	★★★★	Nov 2000	15	0.3%
Aston/Veredus Science Technology	Veredus Asset Management	Specialty-Technology	★★	Jun 2000	3	0.1%
Aston/River Road Small-Mid Cap	River Road Asset Management	--	--	Mar 2007	1	0.0%
Aston/Optimum Large Cap Opportunity	Optimum Investment Advisors	--	--	Dec 2006	1	0.0%
Total Equity Funds					5,064	96.8%
FIXED INCOME FUNDS						
Aston/TCH Fixed Income	Taplin, Canida & Habacht	Int. Term Bond	★★★	Dec 1993	$ 102	1.9%
Aston/McDonnell Municipal Bond	McDonnell Investment Management	Muni National Interm	★★★	Dec 1993	22	0.4%
Aston/ABN AMRO High Yield	ABN AMRO Asset Management	High Yield Bond	★★	Jun 2003	22	0.4%
Aston/TCH Investment Grade Bond	Taplin, Canida & Habacht	Short Term Bond	★★★★	Oct 1995	21	0.4%
Total Fixed Income Funds					167	3.2%
Total AUM					$ 5,231	100.0%

Source: Aston Asset Management, as of March 31, 2007

Diverse Family of Mutual Funds

Fund	Subadvisor	Morningstar Category	Morningstar Rating	AUM ($m) 3/31/07	Annualized Total Returns		
					1-Year	3-Years	5-Years
EQUITY FUNDS							
Aston/Montag & Caldwell Growth	Montag & Caldwell	Large Growth	★★★★	$ 1,822	6.2%	5.7%	1.8%
Aston/Optimum Mid Cap	Optimum Investment Advisors	Mid Cap Blend	★★★	802	17.8%	11.3%	11.6%
Aston/ABN AMRO Growth	ABN AMRO Asset Management	Large Growth	★★	758	-1.3%	3.1%	1.4%
Aston Value	MFS Institutional Advisors	Large Value	★★★	389	18.1%	14.3%	9.6%
Aston/TAMRO Small Cap	TAMRO Capital	Small Blend	★★★★	374	10.4%	12.7%	14.1%
Aston River Road Small Cap Value	River Road Asset Management	Small Value	--	355	21.8%	-	-
Aston/Veredus Aggressive Growth	Veredus Asset Management	Small Growth	★	279	-8.8%	5.8%	2.5%
Aston/ABN AMRO Real Estate	ABN AMRO Asset Management	Specialty-Real Estate	★★★	126	21.5%	23.3%	22.9%
Aston Balanced	ABN AMRO Asset Management	Moderate Allocation	★★	41	2.3%	3.3%	2.9%
Aston/Veredus Select Growth	Veredus Asset Management	Large Growth	★★★★★	39	0.8%	10.4%	7.7%
Aston/River Road Dynamic Equity	River Road Asset Management	Mid Cap Value	--	34	17.9%	-	-
Aston/Montag & Caldwell Balanced	Montag & Caldwell	Moderate Allocation	★★	25	5.4%	3.7%	2.2%
Aston/TAMRO Large Cap Value	TAMRO Capital	Large Value	★★★★	15	9.4%	8.7%	7.0%
Aston/Veredus Science Technology	Veredus Asset Management	Specialty-Technology	★★	3	-8.4%	-1.1%	-0.8%
Aston/River Road Small-Mid Cap	River Road Asset Management	--	--	1	1.8%	-	-
Aston/Optimum Large Cap Opportunity	Optimum Investment Advisors	--	--	1	-	-	-
Total Equity Funds				5,064			
FIXED INCOME FUNDS							
Aston/TCH Fixed Income	Taplin, Canida & Habacht	Int. Term Bond	★★★	$ 102	8.1%	3.5%	4.8%
Aston/McDonnell Municipal Bond	McDonnell Investment Management	Muni National Interm	★★★	22	4.3%	2.4%	4.1%
Aston/ABN AMRO High Yield	ABN AMRO Asset Management	High Yield Bond	★★	22	8.4%	6.7%	-
Aston/TCH Investment Grade Bond	Taplin, Canida & Habacht	Short Term Bond	★★★★	21	6.2%	2.6%	4.3%
Total Fixed Income Funds				167			
Total AUM				$ 5,231			

Source: Aston Asset Management, as of March 31, 2007

Highbury Supplemental Information

Highbury Officers and Directors – R. Bruce Cameron, CFA

R. Bruce Cameron, CFA has been our chairman of the board since our inception. Mr. Cameron has been the president and chief executive officer of Berkshire Capital Securities LLC, a New York-based investment banking firm, since its formation in May 2004. Mr. Cameron co-founded Berkshire Capital Corporation, the predecessor firm to Berkshire Capital Securities LLC, in 1983 as the first independent investment bank covering the financial services industry, with a focus on investment management and capital markets firms. Mr. Cameron is responsible for the overall development and direction of the firm and is actively involved in working with the firm's major clients. Mr. Cameron heads the firm's management committee and is a frequent speaker at industry conferences and events. Mr. Cameron and his partners have advised on 211 mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of nearly $415 billion and aggregate transaction value in excess of $9.5 billion. Mr. Cameron is the managing member of Broad Hollow LLC, which owns 675,000 shares of our common stock. Prior to forming Berkshire Capital Corporation, Mr. Cameron was an associate director of Paine Webber Group Inc.'s Strategic Planning Group from 1981 through 1983. At Paine Webber, Mr. Cameron executed several internal acquisitions for the company. Mr. Cameron began his career at Prudential Insurance Company from 1978 through 1980, working first in the Comptroller's Department and then in the Planning & Coordination Group. Mr. Cameron was graduated from Trinity College, where he received a B.A. in Economics, and from Harvard Business School, where he received an M.B.A. Mr. Cameron also attended the London School of Economics. Mr. Cameron is a CFA charterholder and is on the membership committee of the New York Society of Security Analysts. Mr. Cameron is a director of Capital Counsel LLC in New York City, a high net worth investment management firm he advised when it was established. Mr. Cameron is a Fellow of the Life Management Institute. He is also a past trustee of the Securities Industry Institute.

Highbury Officers and Directors – Richard S. Foote, CFA

Richard S. Foote, CFA has been our president and chief executive officer and a member of our board of directors since our inception. Mr. Foote has been a managing director of Berkshire Capital Securities LLC since its formation in May 2004 and a managing director, principal and vice president of Berkshire Capital Corporation, the predecessor firm to Berkshire Capital Securities LLC, since 1994. Throughout his career, Mr. Foote has specialized in providing investment banking services to the financial services industry, including mergers and acquisitions, public offerings and private placements of debt and equity securities, and negotiation and implementation of private equity capital coinvestment commitments. At Berkshire Capital Securities LLC and its predecessor, Mr. Foote has advised owners of institutional equity and fixed income managers, high net worth managers, mutual fund managers and capital markets firms in mergers and acquisitions. Mr. Foote has developed the firm's alternative investment management industry practice, with the dominant market share in mergers and acquisitions of real estate investment management and services firms and operating companies. Since 1994, Mr. Foote has advised on 28 completed mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of nearly $130 billion and aggregate transaction value of $2.1 billion. Mr. Foote is a director of Berkshire Capital and serves on its compensation committee, commitment committee and technology committee. From 1991 through 1994, Mr. Foote was a co-founder and partner of Knightsbridge Capital Partners, a partnership engaged in investment banking and merchant banking activities. From 1985 to 1991, Mr. Foote was a vice president, an associate, and an analyst in the investment banking division of PaineWebber Incorporated, primarily working on mergers, acquisitions and the issuance of equity and debt securities. Mr. Foote was graduated from Harvard College, cum laude, in 1985 with an A.B. in Economics. Mr. Foote is a CFA charterholder and a member of the CFA Institute, the New York Society of Security Analysts, the Pension Real Estate Association and the National Council of Real Estate Investment Fiduciaries.

Highbury Officers and Directors – R. Bradley Forth, CFA

R. Bradley Forth, CFA has been our executive vice president, chief financial officer and secretary since our inception. Mr. Forth has been a vice president and associate at Berkshire Capital Securities LLC since its formation in May 2004 and an associate and analyst at Berkshire Capital Corporation, the predecessor firm to Berkshire Capital Securities LLC, since 2001. Mr. Forth has specialized in merger, acquisition and valuation advisory activities for institutional investment managers, high net worth managers, multi-family offices, mutual fund managers, hedge fund of funds managers, retail brokerage firms and real estate investment management and services firms. Mr. Forth has advised on 17 completed mergers and acquisitions of financial services companies with aggregate transaction value of $1.3 billion. He was graduated from Duke University in 2001 with a B.S. in Economics and a B.A. in Chemistry. Mr. Forth is a CFA charterholder and a member of the CFA Institute and the New York Society of Security Analysts.

Highbury Officers and Directors – Russell L. Appel

Russell L. Appel has been a member of our board of directors since our inception. Mr. Appel is a founder and the president of The Praedium Group LLC, a private equity real estate investment firm focusing on underperforming and undervalued assets throughout North America that began operations as a part of Credit Suisse First Boston, or CSFB. In 1991 Mr. Appel established a team at CSFB to acquire distressed real estate assets for CSFB's proprietary account. As a result of this group's achievements, Praedium was formed in 1994 as a third-party investment management group affiliated with CSFB. Since 1991 this group has completed more than $6 billion of real estate transactions in a series of private equity vehicles. The firm's clients include public and corporate pension plan sponsors, foundations, endowments, and other institutional and high net worth individual investors. In 1999 Praedium separated from CSFB and presently operates as an independent investment firm. In addition to his responsibilities with Praedium, Mr. Appel ran CSFB's Commercial Mortgage Finance business from 1991 to 1994, where he became a managing director. At CSFB, Mr. Appel supervised the execution of numerous commercial and multi-family asset securitization and sale advisory assignments. Prior to joining CSFB in 1991 and his association with Praedium, Mr. Appel was a vice president in the Real Estate Department of Goldman Sachs & Co. from 1986 to 1991. At Goldman Sachs, he was involved in real estate-related sales, financings, mergers and acquisitions and capital markets transactions. Mr. Appel holds a B.S. in Economics, magna cum laude, and an M.B.A. with distinction from the Wharton School of the University of Pennsylvania. Mr. Appel serves on the board of directors of the Pension Real Estate Association.

Disclosure

As supplemental information, we provide information regarding Adjusted EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. Adjusted EBITDA means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) interest expense, plus (d) depreciation, plus (e) other non-cash expenses, plus (f) income tax expense. This definition of Adjusted EBITDA is consistent with the definition of EBITDA used in our credit facility. Adjusted EBITDA, as calculated by us, may not be consistent with computations of Adjusted EBITDA by other companies. As a measure of liquidity, we believe that Adjusted EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. We provide this non-GAAP measure because our management uses this information when analyzing the Company's financial position. The following tables provide reconciliations of net income and cash flow from operations, respectively, to Adjusted EBITDA.

	Three Months Ended March 31, 2007 (unaudited)		Three Months Ended March 31, 2007 (unaudited)
Net income (loss) - GAAP	$ 974,899	Cash flow from operations	$ 2,440,247
Income tax expense	573,932	Interest expense	-
Interest expense	-	Current income tax provision	346,244
Intangible amortization	-	Changes in operating assets and liabilities	(989,697)
Depreciation and other amortization	34,864	Changes in minority interest	(213,099)
Other non-cash expenses	-		
		Adjusted EBITDA	$ 1,583,695
Adjusted EBITDA	$ 1,583,695		

Disclosure

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, GAAP Net Income. Cash Net Income means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) deferred taxes related to intangible assets, plus (d) affiliate depreciation, plus (e) other non-cash expenses. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to the acquisition of our interest in our affiliated investment management firm. Cash Net Income is not a measure of financial performance under GAAP and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Cash Net Income is used by our management and board of directors as a performance benchmark.

	Three Months Ended March 31, 2007 (unaudited)			Three Months Ended March 31, 2007 (unaudited)
Net income (loss) - GAAP	$ 974,899	Weighted average share outstanding, basic		9,527,000
Intangible-related deferred taxes	224,968	Dilutive effect of warrants*		1,918,418
Other non-cash expenses	-			
Intangible amortization	-	Weighted average shares outstanding, diluted		11,445,418
Affiliate depreciation	34,864			
Cash net income	$ 1,234,731			

* Reflects dilutive effect of 15,820,000 warrants outstanding with a $5.00 exercise price, using the treasury stock method and based on a weighted average stock price for the period of $5.69

Disclosure

Source of data on pages 19, 23 and 24 is Morningstar, Inc. Past performance is no guarantee of future results. For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating^{TM} based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted-average of the performance figures associated with its 3-, 5-and 10-year (if applicable) Morningstar Rating metrics.



HFI HIGHBURY FINANCIAL INC.

Permanent Capital Solutions for Investment Managers

R. Bruce Cameron, CFA	Richard S. Foote, CFA	R. Bradley Forth, CFA
T: (212) 688-2349	T: (212) 688-2341	T: (303) 357-4802
F: (212) 688-2343	F: (212) 688-2343	F: (303) 893-2902
bcameron@highburyfinancial.com	rfoote@highburyfinancial.com	bforth@highburyfinancial.com